Translation from the German into the English Language

                                                                    Exhibit 6.26
                                                                     Page 1 of 2
                              Consulting Contract

                                    Between

the Company iQ Battery Research & Development GmbH, Heinrich-Heine-Str. 5, 09557 Floha (hereafter referred to as the Firm)

                                       and

Dr. Gunther Bauer, Oderweg 7, 85521 Ottobrun (hereafter referred to as the Consultant)

                             agree to the following:


Sec. 1. Subject of the Contract

The Consultant will advise the Firm on all  commercial,  technical and marketing
problems   comprehensively.   In  particular  his  duties  will  also  encompass
overtaking of the technical management of the development.

Sec. 2. Place and Time of the Activities

1. The Consultant sets his own place of work. However he must be at disposal at the offices of the Firm, when it is necessary.

2.   The Consultant organizes his time of work dutifully at his discretion.


Sec. 3 Remuneration

1. The Consultant receives a fee in amount of DM 21,000. - - gross, flat rate for the services in 1996. Beginnning 01.01.1997 the fee due will be payable in amount of DM 6,100. - - plus statutory sales tax.


Sec. 4 Expenses

The Firm is obligated to reimburse, upon presenting receipts, all necessary expenses incurred on business of providing consulting activity.

Sec. 5 Discretion

1. The Consultant obligates himself to maintain strict confidentiality in respect of all known previously or to be known to him business and industrial affairs, also after ceasing of this Contract.
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2.   The  Consultant  will safeguard all conveyed to him business and industrial documentation, as well as maintain confidentiality in respect of third parties, and return these documents on request after the contract ended.

Sec. 6 Non-Competition

1. The Consultant obligates himself, during term of this Agreement not to be active with any enterprise which competes with the Firm. He obligates himself not to attend any a such enterprise on business, not to close any advisor's contracts, obtain any remuneration directly or indirectly. Furthermore, he is forbidden to form a competitive enterprise.

2. The Consultant will indicate undertaking of any activity, where doubts may exist if such is in competition with advisory activity.

Sec. 7 Termination of the Contractual Relation

1. This consulting contract is subject to termination by either party on a three months notice, effective end of the month, the earliest though on December 31, 1997. The right to termination under special circumstances is retained.

2. Termination requires a written form. The regular termination of the contract does not require any substantiation.

Sec. 8 Format

Changes in clauses or additions to this Contract will be only recognized, when submitted in writing or arranged in writing by both parties.


Floha, dated this 30.10.1996


 . . . . . . . . . . . . . . . . . . . . . . .
(iQ Research & Development GmbH)


 . . . . . . . . . . . . . . . . . . . . . . .
(Dr. Gunther Bauer)